Filed by Apco Argentina Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934
                                                    Commission File No: 0-8933
                                          Subject Company: Apco Argentina Inc.
                                                    Commission File No. 0-8933

The following press release was disseminated by Apco Argentina Inc. on December 28, 2001:

Nasdaq: APAGF

Date:    December 28, 2001

Contact:          Julie Gentz                                 Tom Bueno
                  Apco (media relations)             Apco (investor relations)
                  (918) 573-3053                     (918) 573-2164
                  julie.gentz@williams.com           tom.bueno@williams.com

                  Apco and Globex Terminate Merger Agreement

TULSA, Okla. - Apco Argentina Inc. (NASDAQ: APAGF) and Globex Energy Inc. announced today the companies have mutually terminated their merger agreement. The two companies had expected to close the merger by the end of the year. "Fol lowing a re-evaluation of the terms of the agreement under existing circumstances, Apco and Globex mutually agreed to terminate the merger," said Randy Barnard, Apco's chief executive officer. "Although the merger with Globex will not be completed," he continued, "Apco's business remains strong and we will continue to consider acquisitions meeting our strategic and financial goals."

Apco Argentina Inc. is an oil and gas exploration and production company with interest in three oil and gas concessions in Argentina. Its principal business is a combination of direct and indirect interests totaling 47.64 percent in a joint venture engaged in exploration, development, and production in the Entre Lomas concession located in the provinces of Rio Negro and Neuquen in southwest Argentina.

GLOBEX is a privately owned international oil and gas company engaged in exploration, development and production in Australia, Equatorial Guinea, and Cameroon.

                                      ###

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. These factors are described in APCO's Annual and Quarterly Reports on Forms 10-K and 10-Q. Copies of such reports may be obtained from Apco or reviewed on the SEC's EDGAR system at www.sec.gov.

APCO and GLOBEX have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website (http://www.sec.gov). In addition, documents filed with the SEC by APCO may be obtained free of charge by contact ing APCO Argentina Inc., P.O. Box 2400, Tulsa, Oklahoma 74102. Attention: Tom Bueno (tel.:918-573-2164).

APCO and its directors and executive officers may be deemed to be participants in the solicitation of proxies from APCO's stockholders. The directors and executive officers of APCO include: Randy Barnard, John H. Williams, Robert J. LaFortune, Steve J. Malcolm, and Thomas Bueno. Collectively, as of December 31, 2000, the directors and executive officers of APCO beneficially owned less than one percent of the outstanding ordinary shares of APCO. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.



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